                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                          TRANSCEND THERAPEUTICS, INC.
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                  89353T 10 2
                                  -----------
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 6 Pages

-----------------------                                  ---------------------
 CUSIP NO. 89353T 10 2               13G                   PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (Entities Only)

      BAXTER INTERNATIONAL INC.
      I.R.S. Identification Number: 36-0781620

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [ ]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          981,134(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          981,134(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      981,134(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      17.0%(2)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*(See Instructions)
12
      CO

------------------------------------------------------------------------------

-------------------
(1) Consists of (i) 282,390 shares held by Baxter Healthcare Corporation, a wholly owned subsidiary of Baxter International Inc., which number includes 15,953 shares issuable upon exercise of a warrant and (ii) 698,744 shares held by Clintec International, Inc., a wholly owned subsidiary of Baxter Healthcare Corporation. Clintec International, Inc. is currently in the process of begin liquidated.

(2) Based on 5,758,649 shares of Common Stock outstanding as of December 31,
    1997.

-----------------------                                  ---------------------
 CUSIP NO. 89353T 10 2               13G                   PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (Entities Only)

      BAXTER HEALTHCARE CORPORATION
      I.R.S. Identification Number: 36-2604143

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [ ]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          981,134(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          981,134(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      981,134(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                        [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      17.0%(2)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*(See Instructions)
12
      CO

------------------------------------------------------------------------------

-------------------
(1) Includes (i) 698,744 shares held by Clintec International, Inc., a wholly owned subsidiary of Baxter Healthcare Corporation, and (ii) 15,953 shares issuable upon exercise of a warrant. Clintec International, Inc. is currently in the process of being liquidated.

(2) Based on 5,758,649 shares of Common Stock outstanding as of December 31,
    1997.

-----------------------                                  ---------------------
 CUSIP NO. 89353T 10 2               13G                   PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 1    (Entities Only)

      CLINTEC INTERNATIONAL, INC.(1)
      I.R.S. Identification Number: 36-3452778

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [ ]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          698,744
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          698,744
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      698,744
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (See Instructions)
                                                                       [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      12.1%(2)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*(See Instructions)
12
      CO

------------------------------------------------------------------------------

-------------------
(1) Clintec International, Inc. is currently in the process of being liquidated.
(2) Based on 5,758,649 shares of Common Stock outstanding as of December 31,
    1997.

                                                             Page 5 of 6 Pages

Item 1(a)      Name of Issuer: TRANSCEND THERAPEUTICS, INC.

Item 1(b) Address of Issuer's Principal Executive Offices: 640 Memorial Drive, Cambridge, Massachusetts 02139

Item 2(a) Name of Person Filing: Baxter International Inc., Baxter Healthcare Corporation and Clintec International, Inc.

Item 2(b)      Address of Principal Business Office or, if None, Residence:
               One Baxter Parkway, Deerfield, Illinois 60015

Item 2(c)      Citizenship: Delaware

Item 2(d)      Title of Class of Securities: Common Stock

Item 2(e)      CUSIP Number: 89353T 10 2

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the filing person is a: (Not applicable filed pursuant to Rule 13d-1(c))

               (a)  [ ]  Broker or Dealer registered under Section 15 of the
                         Act;

               (b)  [ ]  Bank as defined in Section 3(a)(19) of the Act;

               (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                         Act;

               (d)  [ ]  Investment Company registered under Section 8 of the
                         Investment Company Act;

               (e)  [ ]  Investment Advisor registered under Section 203 of the
                         Investment Advisers Act of 1940;

               (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-a(b)(1)(ii)(F);

               (g)  [ ]  Parent Holding Company, in accordance with Rule
                         13d-1(b)(ii)(G) (Note. See Item 7);

               (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4         Ownership.

               (a)  Amount Beneficially Owned:      Common Stock
                                                    ------------

                    Baxter International Inc.         981,134
                    Baxter Healthcare Corporation     981,134
                    Clintec International, Inc.       698,744

               (b)  Percent of Class                Common Stock
                                                    ------------

                    Baxter International Inc.          17.0%
                    Baxter Healthcare Corporation      17.0%
                    Clintec International, Inc.        12.1%

               (c) With respect to the 981,134 shares reported herein, Baxter International Inc. ("Parent") and Baxter Healthcare Corporation ("BHC") share the power to vote or direct the vote, and dispose or direct the disposition, of 282,390 shares, and Parent, BHC and Clintec International, Inc. ("Clintec") share the power to vote or direct the vote, and dispose or direct the disposition of, 698,744 shares. The 981,134 shares reported herein include (i) 282,390 shares held by BHC, a wholly owned subsidiary of Parent, which number includes 15,953 shares issuable upon the exercise of warrants and (ii) 698,744 shares held by Clintec, a wholly owned subsidiary of BHC. Clintec is currently in the process of being liquidated.

Item 5         Ownership of Five Percent or Less of a Class: Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company: BHC, a wholly owned subsidiary of Parent (282,390 shares, including 15,953 shares issuable upon the exercise of warrants) and Clintec, a wholly owned subsidiary of BHC (698,744 shares).

Item 8 Identification and Classification of Members of the Group: Not applicable.

Item 9         Notice of Dissolution of Group: Not applicable.

Item 10        Certification: Not applicable.

                                                               Page 6 of 6 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.


DATE: February 17, 1998

                                     BAXTER HEALTHCARE CORPORATION


                                     By: /s/ J. Patrick Fitzsimmons
                                         ---------------------------------
                                         J. Patrick Fitzsimmons
                                         Assistant Secretary


                                     BAXTER INTERNATIONAL INC.

                                     By: /s/ Jan Stern Reed
                                         ---------------------------------
                                         Jan Stern Reed
                                         Assistant Secretary


                                     CLINTEC INTERNATIONAL, INC.

                                     By: /s/ Richard W. Hunt
                                         ---------------------------------
                                         Richard W. Hunt
                                         Vice President